Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

July 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Kyle Wiley, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Senior Staff Accountant

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted April 28, 2023

CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 5, 2023 with respect to the Company’s Amendment No. 6 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 28, 2023 (as amended from time to time, the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics.

Prospectus Summary, page 1

1.

You state that you have established data partnerships with approximately 90% of the largest public pharmaceutical companies based on 2022 revenue. Please discuss the material terms of your data partnerships, including the financial terms of any agreements.

In response to the Staff’s Comment, the Company will revise the disclosure on page 2 of the Draft Registration Statement to clarify the nature of the arrangements it has with these companies to read as follows:

“To date, our offerings have been used by approximately 90% of the largest public pharmaceutical companies based on 2022 revenue, and our clinical NGS volume in oncology rose from approximately 31,000 samples in 2018 to approximately 215,000 samples in 2022.”

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 26, 2023

Page Two

The Company respectfully advises the Staff that material terms of its revenue agreements are disclosed in the summary of significant accounting policies footnote on pages F-13 to F-16, and material terms of its strategic collaborations with AstraZeneca and GlaxoSmithKline are disclosed on page 112. The disclosures in the Draft Registration Statement include all material terms of such agreements.

Management, page 5

2.

We note that your COO is now also the interim CEO for Pathos AI, Inc. We also note your disclosure that you are highly dependent on members of your senior management team. Please revise your risk factor on page 79 to disclose the percentage of time that your COO devotes to the business of the company given his other responsibilities as the interim CEO of Pathos. Additionally, please revise your discussion of your agreements with Pathos on page 216 to include Mr. Fukushima’s new role at Pathos.

In response to the Staff’s Comment, the Company will revise the risk factor on page 79 of the Draft Registration Statement and the disclosure on page 216 of the Draft Registration Statement to disclose the nature of Mr. Fukushima’s new role at Pathos, to read as follows:

“We are highly dependent on the services of Eric Lefkofsky and other members of our senior management team and the loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians, sales representatives and business development managers could adversely affect our business, financial condition and results of operations.

Our success depends on the skills, experience and performance of key members of our senior management team. In particular, we are highly dependent on the services of Eric Lefkofsky, our Founder, Chief Executive Officer, and Chairman of our board of directors. Mr. Lefkofsky spends substantially all of his professional time with us, and he is highly active in our management; however, he does devote some of his time and attention to other endeavors. Mr. Lefkofsky is also a co-founder and serves as Executive Chairman of the board of Pathos AI, Inc., or Pathos, an AI-enabled drug development company that has entered into an agreement with us, is the managing partner and co-founder of Lightbank LLC, a private venture capital firm specializing in investments in technology companies that has invested in us, is a member of the board of directors of Groupon, Inc., which he co-founded, and is a trustee of the Lefkofsky Family Foundation. Mr. Lefkofsky’s participation in and attention to these other endeavors may impact our business. In October 2022, for example, Lightbank and the Lefkofsky Family Foundation experienced a cybersecurity incident in which third party hackers gained access to Lightbank’s internal computer services and were able to exfiltrate data regarding Lightbank’s historical business practices and Mr. Lefkofsky’s personal financial information. While the incident did not involve or impact Tempus’ systems, the public disclosure of such information could have a negative reputational impact on Mr. Lefkofsky and, indirectly as a result, on Tempus.

In addition, we depend on the services of our Chief Operating Officer, Ryan Fukushima. Mr. Fukushima is a co-Founder of Pathos and currently serves as its interim Chief Executive Officer. Under the terms of his employment agreement with Tempus, Mr. Fukushima devotes no less than 50% of his professional activities to Tempus.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 26, 2023

Page Three

The individual and collective efforts of Mr. Lefkofsky, Mr. Fukushima and our other employees will be important as we continue to develop our Platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team, or the inability of such individuals to devote sufficient time to our endeavors, could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers signed offer letters when first joining our company, and have entered into subsequent employment agreements, and we cannot guarantee their retention for any period of time. We do not maintain “key person” insurance on any of our employees, including Mr. Lefkofsky. Additionally, we have a number of key employees whose equity ownership in our company gives them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to work for us or at all.

…

Agreements with Pathos

In August 2021, we entered into a master agreement with Pathos AI, Inc., or Pathos, a healthcare company co-founded by Mr. Lefkofsky, our Chief Executive Officer, Founder and Chairman, and Mr. Fukushima, our Chief Operating Officer. Mr. Lefkofsky currently serves as Executive Chairman and a member of Pathos’ board of directors. As of the date of this prospectus, we have a warrant to purchase 23,456,790 shares, or approximately 19% of the current outstanding equity in Pathos, for $.0125 per share. The warrant will automatically exercise upon a change of control (as defined therein) or upon an initial public offering of Pathos’ securities. Pursuant to this master agreement, we granted Pathos a limited, non-exclusive, revocable, non-transferable right and license, without right of sublicense, to access and download certain de-identified records from our proprietary database. Pathos in turn agreed to pay us certain license fees depending on the number of de-identified records it elects to license during the term of the master agreement. Pathos also agreed to pay us a subscription fee equal to $0.4 million per year for access to our Lens product for the term of the master agreement. The master agreement provides for an initial term of five years, with a subsequent five-year renewal provision unless the agreement is terminated. Pathos may own certain analysis, summaries, reports or other information it creates with, or based upon, the de-identified data it licenses from us, and it may continue to use such information following termination of the agreement. Either party may terminate the agreement after the initial five-year term by prior written notice to the other party. In March 2022, Pathos paid us its first annual subscription fee of $0.4 million. As of the date of this prospectus, we have not exercised the warrant to purchase shares of Pathos common stock.

In March 2022, we and Pathos entered into a sequencing pilot project under the master agreement pursuant to which we will run our xT NGS assay on 15 samples provided by Pathos in exchange for a one-time discounted fee of less than $0.1 million.

In April 2022, we and Pathos entered into a non-exclusive analytical services program under the master agreement pursuant to which we will provide services to help Pathos use our de-identified data to answer research and development questions posed by Pathos. Under the program, we will initially provide 500 hours of analytical services to Pathos over 6 months in exchange for increasing by $0.1 million the annual subscription fee payable by Pathos. Pathos has the right to extend the program either in six month increments or by increasing by 1,000 the number of analytical services hours we provide in any six-month period. In each case, the fee paid by Pathos will increase proportionally.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 26, 2023

Page Four

In April 2023, Ryan Fukushima, Tempus’s Chief Operating Officer, was appointed as interim Chief Executive Officer of Pathos. In connection with such appointment, our Board of Directors has authorized the Company to amend Mr. Fukushima’s employment agreement to, among other things, acknowledge his service as Pathos’s interim Chief Executive Officer and allow him to split his professional time between the two companies, with no less than 50% of professional time devoted to Tempus.

Note 16: Subsequent Events, page F-43

3.

We note that the amended Credit Agreement with Ares on April 25, 2023 included an increase in the interest rate. Please expand the disclosure to include the interest rate in the amended agreement. Please expand the discussion of the Term Loan Facility in MD&A accordingly.

In response to the Staff’s Comment, the Company will revise the disclosures on pages 122 and F-43 of the Draft Registration Statement to reflect the increased interest rate, as follows:

“On September 22, 2022, the Company entered into a Credit Agreement with Ares Capital Corporation, or Ares, for a senior secured loan, or Term Loan Facility, in the amount of $175 million, less original issue discount of $4.4 million and deferred financing fees of $2.5 million. On April 25, 2023, the Company entered into an amendment to the Credit Agreement, which increased the aggregate principal amount of the Term Loan Facility by an additional $50 million, less issuance costs of $1.3 million, and increased the interest rate on the Term Loan Facility by 25 basis points. Following the amendment, interest on the Term Loan Facility is payable as follows: (i) for any interest period for which the Company elects to pay interest in cash, the cash interest rate for Base Rate and Term SOFR borrowings will be the Base Rate plus 6.25% and Term SOFR plus 7.25%, respectively, and (ii) for any interest period for which the Company elects to pay interest in kind, the cash interest rate for Base Rate and Term SOFR borrowings will be the Base Rate plus 4% and Term SOFR plus 5%, respectively, and the paid-in-kind interest rate will be 3.25%. The proceeds of the Term Loan Facility will be used for working capital and general corporate purposes, including to finance growth initiatives and to pay for operating expenses. The Term Loan Facility is due at maturity on September 22, 2027 and is subject to quarterly interest payments. All obligations under the Term Loan Facility are guaranteed by the Company and secured by substantially all of the assets of the Company. We have the right at any time and from time to time to prepay any Term Loan Facility in whole or in part.

…

On April 25, 2023, the Company signed an amendment to its Credit Agreement with Ares which provided an additional $50 million in term debt. The Company received $48.7 million in cash, which is the aggregate principal amount of $50 million less debt issuance costs of $1.3 million. The amendment increased the interest rate on both the original $175 million borrowing as well as the additional $50 million. After giving effect to the amendment, (x) for any interest period for which the Company elects to pay interest in cash, the cash interest rate for Base Rate and Term SOFR borrowings will be the Base Rate plus 6.25% and Term SOFR plus 7.25%, respectively, and (y) for any interest period for which the Company elects to pay interest in kind, the cash interest rate for Base Rate and Term SOFR borrowings will be the Base Rate plus 4% and Term SOFR plus 5%, respectively, and the paid-in-kind interest rate will be 3.25%.”

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 26, 2023

Page Five

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Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Christina T. Roupas

Christina T. Roupas

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Eric Jensen, Cooley LLP

Courtney Tygesson, Cooley LLP

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com